UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Independent Directors

Mr. Zhangshu Huang, an independent director of Happiness Development Group Limited (the “Company”), chairman of the compensation committee of the board of directors of the Company (the “Board”), member of the audit committee and nominating & corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective October 30, 2022. Mr. Huang’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on October 30, 2022, the board of directors of the Company appointed Mr. David Sean Lu as an independent director of the Board, chairman of the compensation committee of the Board, member of the audit committee and nominating & corporate governance committee of the Board to fill the vacancies created by Mr. Huang’s resignation. The biographical information of Mr. Lu is set forth below.

Mr. Lu has served as an advisor of Opulous USA LLC since January 2021. Mr. Lu has been the chief strategy officer of OMNYS Pte. Ltd. since April 2020. From July 2016 to July 2021, Mr. Lu was the Partner of Hamilton Pro Management Inc. From April 2018 to October 2020, Mr. Lu was a managing partner at New York- based LYJ Vernon Blvd LLC. From March 2018 to June 2018, Mr. Lu was a partner at Australian blockchain company Block Capital Pte. Ltd. From August 2017 to December 2017, Mr. Lu served as a listing agent for New York City-based apartment rental company Roomeze LLC. Mr. Lu obtained a Bachelor of Business Administration in Finance and Economics from the Pace University Lubin School of Business in December, 2016.

Mr. Lu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Lu also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Exhibit No.	Description

15.1	Director Offer Letter, dated October 30, 2022, by and between David Sean Lu and Happiness Development Group Limited

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: November 1, 2022	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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